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                                                                  Exhibit 2.13


                            ASSET PURCHASE AGREEMENT

      Agreement made as of October 27, 1999 by and between DURO Communications, Inc., a Delaware corporation ("Buyer"), Internet of Western North Carolina, Inc. (d/b/a Internet of Asheville) a North Carolina corporation ("Seller"), and Willard B. Fishburne as the principal shareholder of the Seller (the "Principal Shareholder").

      WHEREAS, subject to the terms and conditions hereof, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, all of the properties, rights and assets used or useful in connection with Seller's Internet service business and the properties, rights and assets of Primeline Interest Services, Inc. ("Primeline") acquired by Seller immediately prior to the Closing of the transaction contemplated herein (collectively the "Business"),

      NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

SECTION 1. PURCHASE AND SALE OF ASSETS.

      1.1 Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, and the performance by the parties hereto of their respective obligations hereunder, Seller agrees to sell, assign, transfer and deliver to Buyer, and Buyer agrees to purchase from Seller, all of Seller's right, title and interest in and to all of the properties, assets and business of the Business of every kind and description, tangible and intangible, real, personal or mixed, and wherever located, but excluding the Excluded Assets (as defined in Section 1.2 below), including, without limitation, the following:

            (a) Equipment. All free standing kiosks, servers, routers, modems, computers, electronic devices, test equipment and all other fixed assets, equipment, furniture, fixtures, leasehold improvements, parts, accessories, inventory, office materials, software, supplies and other tangible personal property of every kind and description owned by Seller and used or held for use in connection with the Business, all as set forth on Schedule 1.1(a) attached hereto (collectively, "Equipment");

            (b) Contracts. All of the rights of Seller under and interest of Seller in and to all contracts relating to the Business (other than the Excluded Contracts (as defined in Section 1.2(b) below)), including, without limitation, original contracts for the provision of Internet connectivity, dedicated service, web-hosting, web-domain, dial-up services, web-development and Internet commerce, all leases with respect to real property and all co-location agreements, a true, correct and complete list of which contracts is attached hereto as Schedule 1.1(b) (collectively, the "Contracts");

            (c) Intellectual Property. All of Seller's Intellectual Property (as defined in Section 2.20), as set forth on Schedule 1.1(c) attached hereto;

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            (d) Licenses and Authorizations. All rights associated with the licenses, licensing agreements, permits, easements, registrations, domains, IP addresses and authorizations issued or granted to Seller by any governmental authority with respect to the operation of the Business, including, without limitation, those licenses and authorizations listed on Schedule 1.1(d) attached hereto, and all applications therefor, together with any renewals, extensions, or modifications thereof and additions thereto;

            (e) Current Assets; Accounts Receivable. All current assets of Seller (the "Current Assets"), including cash, inventory, prepaid expenses, security deposits, bank accounts, advance payments and all accounts receivable of Seller incurred in the ordinary course of business and included on Seller's balance sheet as of the Closing Date, as determined in accordance with generally accepted accounting principles ("GAAP"), consistently applied; a complete list of such accounts receivable is attached hereto as Schedule 1.1(e) ("Accounts Receivable");

            (f) Goodwill. All of the goodwill of Seller in, and the going concern value of, the Business, and all of the business and customer lists, proprietary information, and trade secrets related to the Business; and

            (g) Records. All of Seller's customer logs, location files and records, employee records, and other business files and records, in each case relating to the Business.

      The assets, properties and business of Seller (including the properties, rights and assets of Primeline Interest Services, Inc. (Primeline) acquired by Seller immediately prior to the Closing of the transaction contemplated herein being sold to and purchased by Buyer under this Section 1.1 are referred to herein collectively as the "Assets."

      1.2 Excluded Assets. There shall be excluded from the Assets and retained by Seller, to the extent in existence on the Closing Date, the following assets (the "Excluded Assets"):

            (a) Other Assets. All other assets of Seller which are not used or held for use in connection with the Business or otherwise necessary to the operation of the Business now or after the Closing Date and which are set forth on Schedule 1.2(a) attached hereto;

            (b) Excluded Contracts. All of Seller's right, title and interest in, to and under the Contracts listed on Schedule 1.2(b) attached hereto (the "Excluded Contracts");

            (c) Insurance. All of Seller's insurance contracts and all insurance proceeds of settlement and insurance claims made by Seller on or before the Closing Date as set forth on Schedule 1.2(c) attached hereto;

            (d) Tax Items. All claims, rights and interest in and to any refunds for federal, state or local Taxes (as defined in Section 2.4(a) below) for periods prior to the Closing Date as set forth on Schedule 1.2(d) attached hereto;


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            (e) Corporate Records. All of Seller's corporate and other organizational records; and

      1.3 Assumed Liabilities; Excluded Liabilities; Employees.

            (a) Assumed Liabilities. Buyer shall, on and as of the Closing Date, accept and assume, and shall become and be fully liable and responsible for, and other than as expressly set forth herein Seller shall have no further liability or responsibility for or with respect to: (i) liabilities and obligations arising out of events occurring on and after the Closing Date related to Buyer's ownership of the Assets and Buyer's operation of the Business after the Closing Date; (ii) accounts payable, advance payments by Subscribers, accrued expenses, all deferred revenues and any other current liability of Seller as of the Closing Date (except the current portion of any bank debt or line of credit to be paid pursuant to Section 1.5 and except Notes Payable of Seller, as set forth on Schedule 1.3(a) fees for professional services rendered to Seller prior to and as of the Closing Date by the law firm of Long, Parker, Warren & Jones, P.A. and by Gould, Killian CPA Group, P.A. included on Seller's balance sheet, as determined in accordance with GAAP consistently applied (the "Assumed Current Liabilities"); and (iii) all obligations and liabilities of Seller which are to be performed after the Closing Date arising under the Contracts, including, without limitation, Seller's obligations to Subscribers (as defined in Section 2.16) under such Contracts for (A) Subscriber deposits held by Seller as of the Closing Date in the amount for which Buyer receives a credit pursuant to Section 1.6(a) below, (B) Subscriber advance payments held by Seller as of the Closing Date for services to be rendered in connection with the Business in the amount for which Buyer receives a credit pursuant to Section 1.6(a) below, and (C) the delivery of Internet connectivity service to Subscribers (whether pursuant to a Contract or otherwise) after the Closing Date ((i), (ii) and (iii) together, the "Assumed Liabilities"). The assumption of the Assumed Liabilities by Buyer hereunder shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller or any of their respective affiliates or subsidiaries. No parties other than Buyer and Seller shall have any rights under this Agreement.

            (b) Excluded Liabilities. It is expressly understood that, except for the Assumed Liabilities, Buyer shall not assume, pay or be liable for any liability or obligation of Seller of any kind or nature at any time existing or asserted, whether, known, unknown, fixed, contingent or otherwise, not specifically assumed herein by Buyer, including, without limitation, any liability or obligation relating to, resulting from or arising out of (i) the Excluded Assets, including, without limitation, the Excluded Contracts, (ii) the employees of the Business, including, without limitation, any obligation to provide any amounts due to the employees under any pension, profit sharing or similar plan, any bonus or other compensation plan, or related to vacation or other similar employee benefits, or arising as a result of the transactions contemplated hereby or (iii) any fact existing or event occurring prior to the Closing Date or relating to the operation of the Business prior to the Closing Date. The liabilities which are not assumed by Buyer under this Agreement are hereinafter sometimes referred to as the "Excluded Liabilities."


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            (c) Employees, Wages and Benefits.

                  (i) Seller shall terminate all of its employees effective as of the Closing Date and Buyer shall not assume or have any obligations or liabilities with respect to such employees or such terminations, including, without limitation, any severance obligation. Seller acknowledges and agrees that Buyer has the right to interview and discuss employment terms and issues with such employees prior to and after the Closing.

                  (ii) Buyer specifically reserves the right, on or after the Closing Date, to employ or reject any of Seller's employees or other applicants in its sole and absolute discretion; provided that Buyer shall provide to Seller a list of employees to whom Buyer intends to offer employment at the Closing. Nothing in this Agreement shall be construed as a commitment or obligation of Buyer to accept for employment, or otherwise continue the employment of, any of Seller's employees, and no employee shall be a third-party beneficiary of this Agreement.

                  (iii) Seller shall pay all wages, salaries, commissions, and the cost of all fringe benefits provided to its employees which shall have become due for work performed as of and through the day preceding the Closing Date, and Seller shall collect and pay all Taxes in respect of such wages, salaries, commissions and benefits. Seller shall retain liability for benefits to all individuals entitled to benefits required to be provided by the continuation health care coverage requirements of
      Section 4980B of the Code and Sections 601 through 607 of ERISA or similar state law as of the Closing including, without limitation, with respect to any individual entitled to such coverage prior to the Closing and any individual who loses health care coverage as a result of the transactions contemplated by this Agreement.

                  (iv) Seller acknowledges and agrees that Buyer shall not acquire any rights or interests of Seller in, or assume or have any obligations or liabilities of Seller under, any Employee Program (defined in Section 2.23 hereof) benefit plans maintained by, or for the benefit of any employees of Seller prior to the Closing Date, including, without limitation, obligations for severance or vacation accrued but not taken as of the Closing Date.

      1.4 The Closing. The transactions contemplated by this Agreement shall take place at a closing (the "Closing") to be held at 10:00 a.m., local time, at the offices of Goodwin, Procter & Hoar LLP, on the date on which all of the conditions to closing set forth in Sections 6 and 7 of this Agreement have been satisfied or waived, or at such other time and place as shall be mutually agreed upon in writing by Buyer and Seller (the "Closing Date").

      1.5 Purchase Price. In consideration of the sale by Seller to Buyer of the Assets, and subject to the assumption by Buyer of the Assumed Liabilities and satisfaction of the conditions contained herein, at the Closing, Buyer shall deliver to Seller:


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            Cash in an amount (as adjusted in accordance with Section 1.6 below, the "Cash Purchase Price") equal to $4,200,000 as follows:

            (a) Buyer shall deliver the amount payable to Colonial Pacific Leasing set forth in the payoff letters attached hereto as Schedule 1.5(a) (the "Colonial Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(a).

            (b) Buyer shall deliver the amount payable to Sunrise Leasing Corporation set forth in the payoff letter attached hereto as Schedule 1.5(b) (the "Sunrise Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(b).

            (c) Buyer shall deliver the amount payable to US Bank of WA, N.A. set forth in the payoff letter attached hereto as Schedule 1.5(c) (the "US Bank Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(c).

            (d) Buyer shall deliver the amount payable to Heller Financial Leasing, Inc. set forth in the payoff letter attached hereto as Schedule 1.5(d) (the "Heller Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(d).

            (e) Buyer shall deliver the amount payable to GALCO set forth in the payoff letter attached hereto as Schedule 1.5(e) (the "GALCO Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(e).

            (f) Buyer shall deliver the amount payable to The Bank of Asheville set forth in the payoff letter attached hereto as Schedule 1.5(f) (the "Bank of Asheville Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(f).

            (g) Buyer shall deliver the amount payable to Centura Bank set forth in the payoff letter attached hereto as Schedule 1.5(g) (the "Centura Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(g).

            (h) Buyer shall deliver the amount payable to First Citizens Bank set forth in the payoff letter attached hereto as Schedule 1.5(h) (the "First Citizens Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(h).

            (i) Bank shall deliver the amount payable to Waller Capital Corporation set forth in the payoff letter attached hereto as Schedule 1.5(i) (the "Waller Capital


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      Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(i).

            (j) Buyer shall deposit an amount equal to the sum total of the list of checks referenced in Section 6.17 (to be delivered by Seller to Buyer) and hereto as Schedule 1.5(j) (the "Accounts Payable List Payment") by cashier's check or bank wire transfer in the Internet of Asheville bank account listed on Schedule 1.1(e).

            (k) Buyer shall deliver the amount payable to Kurt Schmitz set forth in the payoff letter attached hereto as Schedule 1.5(k) (the "Schmitz Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(k).

            (l) Buyer shall deliver the amount payable to Sam Ammons set forth in the payoff letter attached hereto as Schedule 1.5(l) (the "Ammons Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(l).

            (m) Buyer shall deliver the amount payable to Steve Moody set forth in the payoff letter attached hereto as Schedule 1.5(m) (the "Moody Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(m).

            (n) Buyer shall deliver the amount payable to Systems Express set forth in the payoff letter attached hereto as Schedule 1.5(n) (the "Systems Express Payment") by bank cashier's check or bank wire transfer pursuant to the instructions set forth in Schedule 1.5(n).

            (o) Buyer shall deliver to Seller by bank cashier's check or bank wire transfer pursuant to payment instructions delivered by Seller to Buyer at the Closing $3,885,000 (i) plus or minus, as applicable, the Estimated Adjustment (as defined in Section 1.6(c) below); (ii) minus the Colonial Payment; (iii) minus the Sunrise Payment; (iv) minus the Heller Payment; (v) minus the GALCO Payment; (vi) minus the Bank of Asheville Payment; (vii) minus the Centura Payment; (viii) minus the First Citizens Payment (viii) (ix) minus the Waller Capital Payment, (x) minus the Schmitz Payment, (xi) minus the Ammons Payment, (xii) minus the Moody Payment, and (xiii) minus the Systems Express Payment (the "Adjusted Cash Purchase Price").

            (q) Buyer shall deposit the sum of $315,000 (the "Escrow Deposit") with Boston Safe Deposit and Trust Company as Escrow Agent under the Escrow Agreement in the form attached hereto as Exhibit A (the "Escrow Agreement"). The Escrow Deposit shall be held, administered and distributed in accordance with the terms of the Escrow Agreement, and shall be a remedy of Buyer for any indemnification claims made pursuant to
      Section 10 hereof.

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      1.6 Adjustments to Purchase Price.

            (a) Net Working Capital. The Purchase Price shall be decreased, on a dollar- for-dollar basis, by the amount of Seller's Net Working Capital (as defined herein) if such amount is negative, or increased dollar for dollar by the amount of Seller's Net Working Capital if such amount is positive. "Net Working Capital" means an amount equal to Current Assets minus Assumed Current Liabilities as of the Closing Date.

            (b) Revenues Adjustment Amount. The Purchase Price shall be decreased, on a dollar-for-dollar basis, by the Revenues Adjustment Amount (as defined herein) in the event Recurring Revenues (as defined herein) as of the Closing Date are less than $169,000 (the "Target Revenues"). For purposes hereof, the term "Revenues Adjustment Amount" shall equal the product obtained by multiplying (i) $1,406 by (ii) the quotient obtained by dividing (X) the Annualized Recurring Revenues Deficiency (as defined herein), by (Y) one thousand dollars ($1,000). For purposes hereof, "Recurring Revenues" shall mean revenues of Seller from Subscribers, calculated by multiplying the number of Subscribers as of the Closing Date by the average monthly rate in effect for such Subscribers, by type, excluding one-time set-up fees and other ancillary charges. For purposes hereof, the term "Annualized Recurring Revenues Deficiency" shall equal the product of the difference between (A) the Target Revenues and (B) Recurring Revenues multiplied by twelve (12).

            (c) Estimated Adjustment Statement. Prior to the Closing, Buyer and Seller shall prepare a statement to be attached hereto as Schedule 1.6(c) (the "Estimated Adjustment Statement") which sets forth (x) the estimated amount of the Net Working Capital of the Business as of the Closing Date (the "Estimated Net Working Capital") and (y) the Estimated Revenues Adjustment Amount (the "Estimated Revenues Adjustment Amount"). The Purchase Price payable at the Closing Date shall be decreased on a dollar-for-dollar basis by the amount of the Estimated Revenues Adjustment Amount. The Purchase Price payable at Closing shall be further reduced on a dollar-for-dollar basis by the amount of the Estimated Net Working Capital if such number is negative. The Purchase Price payable at Closing shall be increased on a dollar- for-dollar basis by the amount of the Estimated Net Working Capital if such number is positive. The net adjustment to the Purchase Price calculated under this subsection (c) shall be referred to as the "Estimated Adjustment."

            (d) Final Adjustment Statement.

                  (i) No sooner than forty-five (45) days and no later than sixty (60) days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the "Final Adjustment Statement") setting forth the actual Net Working Capital and the actual Revenues Adjustment Amount. Subject to Section 1.6(d)(ii) below, within ten (10) days following the delivery of such Final Adjustment Statement to Seller, Buyer or Seller, as the case may be, shall pay to the other party, by wire transfer of immediately available funds, the net difference between (x) the Estimated Net Working Capital, as


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      shown on the Estimated Adjustment Statement, and the actual Net Working
      Capital, as shown on the Final Adjustment Statement and (y) the Estimated Revenues Adjustment Amount, as shown on the Estimated Adjustment Statement, and the actual Revenues Adjustment Amount, as shown on the Final Adjustment Statement

                  (ii) In the event Seller objects to the Final Adjustment Statement, Seller shall notify Buyer in writing of such objection within the ten (10) day period following the delivery thereof, stating in such written objection the reasons therefor and setting forth the Seller's calculation of Seller's actual Net Working Capital and/or Seller's actual Recurring Revenue at the Closing Date. Upon receipt by Buyer of such written objection, the parties shall attempt to resolve the disagreement concerning the Final Adjustment Statement through negotiation. Notwithstanding any other dispute resolution procedure provided for in this Agreement, if Buyer and Seller cannot resolve such disagreement concerning the Final Adjustment Statement within thirty (30) days following the end of the foregoing 10-day period, the parties shall submit the matter for resolution to a nationally recognized firm of independent certified public accountants not affiliated with either party, with the costs thereof to be shared equally by the parties. Such accounting firm shall deliver a statement setting forth its own calculation of the final adjustment to the parties within thirty (30) days of the submission of the matter to such firm. Any payment shown to be due by a party on the statement of such accounting firm shall be paid to the other party promptly but in no event later than five (5) days following the delivery of such statement by such accounting firm to the parties.

      1.7 Purchase Price Allocation. At or prior to the Closing, Seller shall determine the allocation of the Purchase Price, subject to Buyer's prior approval. Such allocation shall be binding upon Buyer and Seller for all purposes (including financial accounting purposes, financial and regulatory reporting purposes and tax purposes). Buyer and Seller each further agrees to file its Federal income tax returns and its other tax returns reflecting such allocation, Form 8594 and any other reports required by Section 1060 of the Code.

      1.8 Records and Contracts. To the extent not previously provided to Buyer, at the Closing, Seller shall deliver to Buyer all of the Contracts, with such assignments thereof and consents to assignments as are necessary to assure Buyer of the full benefit of the same. Seller shall also deliver to Buyer at the Closing all of Seller's files and records constituting Assets.

      1.9 Sales and Transfer Taxes. All sales, transfer, use, recordation, documentary, stamp, excise taxes, personal property taxes, fees and duties under applicable law incurred in connection with this Agreement or the transactions contemplated thereby will be borne and paid by Seller, and Seller shall promptly reimburse Buyer for the payment of any such tax, fee or duty which Buyer is required to make under applicable law.

      1.10 Transfer of Assets. At the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title to all of the Assets, together with all required consents. Such instruments of transfer (a) shall contain appropriate


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warranties and covenants which are usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance reasonably satisfactory to Buyer and its counsel, (c) shall effectively vest in Buyer good and marketable title to all of the Assets free and clear of all Liens (as defined in Section 2.8 below), and (d) where applicable, shall be accompanied by evidence of the discharge of all Liens against the Assets.

      1.11 Post-Closing Audits. The Company and the Principal Shareholder hereby agree to provide such assistance as Buyer reasonably requests to enable Buyer and its accountant to complete an audit of the pre-Closing financial statement of Buyer, including, without limitation, providing access to books and records and executing management representation letters.

      1.12 Credit Card Transactions. During the 60-day period following the Closing Date, Seller, as acquirer of Primeline's First Citizens bank account, agrees to allow Buyer to deposit credit card payments from Subscribers that are made to Seller's First Citizens bank account. Seller covenants and agrees to transfer such payments to Buyer on a weekly basis or at such other time as reasonably requested by Buyer. At the end of such 60-day period, Buyer shall provide to Seller a statement of all such payments that were made. Buyer agrees to indemnify Seller for all losses, damages, chargebacks and claims arising from the arrangements described in this Section 1.12.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF SELLER AND PRINCIPAL SHAREHOLDER.

      In order to induce Buyer to enter into this Agreement, Seller and the Principal Shareholder, jointly and severally, hereby represent and warrant to Buyer as follows:

      2.1 Organization; Subsidiaries.

            (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Seller has all requisite power and authority to conduct its business as it is now conducted or proposed to be conducted and to own, lease and operate its properties and assets. The copies of Seller's Certificate of Incorporation and By-Laws each as amended to date, heretofore delivered to Buyer's counsel are complete and correct. Seller is not in violation of any term of the Certificate of Incorporation and By-Laws. Seller is duly qualified to do business in the state of its incorporation, and is not required to be licensed or qualified to conduct its business or own its property in any other jurisdiction.

            (b) Except as set forth on Schedule 2.1 attached hereto, Seller has no subsidiaries and does not own any securities issued by any other business organization or governmental authority, except U.S. Government securities, bank certificates of deposit and money market accounts acquired as short-term investments in the ordinary course of its business. Seller does not own or have any direct or indirect interest in or control over any corporation, partnership, joint venture or entity of any kind.


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      2.2 Required Action. All actions and proceedings necessary to be taken by or on the part of Seller in connection with the transactions contemplated by this Agreement have been duly and validly taken or will have been duly and validly taken prior to Closing, and this Agreement and each other agreement, document and instrument to be executed and delivered by or on behalf of Seller pursuant to, or as contemplated by, this Agreement (collectively, the "Seller Documents") has been or shall be duly and validly authorized, executed and delivered by Seller and no other action on the part of Seller or its officers, directors or shareholders shall be required in connection therewith. Each of Seller and the Principal Shareholder have full right, authority, power and capacity to execute and deliver this Agreement and each other Seller Document and to carry out the transactions contemplated hereby and thereby. This Agreement and each other Seller Document constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of each of Seller and the Principal Shareholder enforceable in accordance with its respective terms.

      2.3 No Conflicts.

            (a) The execution, delivery and performance by Seller of this Agreement and each other Seller Document does not and will not (i) violate any provision of the Certificate of Incorporation and By-Laws of Seller, in each case as amended to date, (ii) constitute a violation of, or conflict with or result in any breach of, acceleration of any obligation under, right of termination under, or default under, any agreement or instrument to which Seller is a party or by which Seller or the Assets is bound, (iii) violate any judgment, decree, order, statute, rule or regulation applicable to Seller or the Assets, (iv) require Seller to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made or (v) result in the creation or imposition of any Lien (as defined in Section 2.8 below) on any of the Assets.

            (b) The execution, delivery and performance by the Principal Shareholder of this Agreement and each other Seller Document does not and will not (i) constitute a violation of, or conflict with or result in any breach of, acceleration of any obligation under, right of termination under, or default under, any agreement or instrument to which the Principal Shareholder is a party or by which the Principal Shareholder is bound, (ii) violate any judgment, decree, order, statute, rule or regulation applicable to the Principal Shareholder, (iii) require the Principal Shareholder to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made or (iv) result in the creation or imposition of any Lien (as defined in Section 2.8 below) on any of the Assets.

      2.4 Taxes.

            (a) Seller has paid or caused to be paid all federal, state, local, foreign and other taxes, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and property taxes, whether or not


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measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it (collectively, "Taxes"), required to be paid by it through the date hereof whether disputed or not.

            (b) Seller has in accordance with applicable law filed all federal, state, local and foreign tax returns required to be filed by it through the date hereof, and all such returns correctly and accurately set forth the amount of any Taxes relating to the applicable period. A list of all federal, state, local and foreign income tax returns filed with respect to Seller for taxable periods ended on or after December 31, 1993, is set forth on Schedule 2.4 attached hereto. Seller has delivered to Buyer correct and complete copies of all federal, state, local and foreign income tax returns listed on said schedule, and of all examination reports and statements of deficiencies assessed against or agreed to by Seller with respect to said returns.

            (c) Neither the Internal Revenue Service nor any other governmental authority is now asserting or, to the knowledge of Seller or the Principal Shareholder, threatening to assert against Seller any deficiency or claim for additional Taxes. No claim has ever been made by an authority in a jurisdiction where Seller does not file reports and returns that Seller is or may be subject to taxation by that jurisdiction. There are no security interests on any of the Assets of Seller that arose in connection with any failure (or alleged failure) to pay any Taxes. Seller has never entered into a closing agreement pursuant to
Section 7121 of the Internal Revenue Code of 1986, as amended (the "Code").

            (d) There has not been any audit of any tax return filed by Seller, no audit of any tax return of Seller is in progress, and Seller has not been notified by any tax authority that any such audit is contemplated or pending. No extension of time with respect to any date on which a tax return was or is to be filed by Seller is in force, and no waiver or agreement by Seller is in force for the extension of time for the assessment or payment of any Taxes.

            (e) Seller has never been (and has never had any liability for unpaid Taxes because it once was) a member of an "affiliated group" (as defined in Section 1504(a) of the Code). Seller has never filed, and has never been required to file, a consolidated, combined or unitary tax return with any other entity. Seller does not own and has never owned a direct or indirect interest in any trust, partnership, corporation or other entity and therefore Buyer is not acquiring from Seller an interest in any entity. Seller is not a party to any tax sharing agreement.

            (f) Seller is not a "foreign person" within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2.

            (g) For purposes of this Agreement, all references to Sections of the Code shall include any predecessor provisions to such Sections and any similar provisions of federal, state, local or foreign law.

      2.5 Compliance with Laws. Seller's operation of the Business and the Assets is in compliance in all material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, municipal or other governmental authority (including the Federal Communications Commission), and Seller has not received notice of a violation or alleged violation of any such statute, ordinance, order, rule or regulation.

      2.6 Insurance. The physical properties and tangible Assets of Seller are insured to the extent disclosed on Schedule 2.6 attached hereto, and all insurance policies and arrangements of Seller in effect as of the date hereof are disclosed on said Schedule. Said insurance policies and arrangements are in full force and effect, all premiums with respect thereto are currently paid, and Seller is in compliance in all material respects with the terms thereof. Said insurance is adequate and customary for the business engaged in by Seller and is sufficient for compliance by Seller with all requirements of law and all agreements and leases to which Seller is a party.

      2.7 Contracts. The Contracts constitute all leases, contracts and arrangements, whether oral or written, under which Seller is bound or to which Seller is a party which relate to the Business or Assets. Schedule 1.1(b) attached hereto contains a true, correct and complete list of all Contracts. With respect to each oral agreement or understanding involving the Business, Seller has provided a written summary of the material terms of each such agreement or understanding on Schedule 1.1(b). Each Contract is valid, in full force and effect and binding upon Seller and the other parties thereto in accordance with its terms. Neither Seller nor, to the knowledge of Seller and the Principal Shareholder, any other party is in default under or in arrears in the performance, payment or satisfaction of any agreement or condition on its part to be performed or satisfied under any Contract, nor does any condition exist that with notice or lapse of time or both would constitute such a default, and no waiver or indulgence has been granted by any party under any Contract. Seller has not received notice of, and each of Seller and the Principal Shareholder has no knowledge of, any fact which would result in a termination, repudiation or breach of any Contract. Seller has provided Buyer with true and complete copies of all of such Contracts, other than with respect to the oral agreements or understandings described on Schedule 1.1(b).

      2.8 Title. Seller has good and marketable title to all of the Assets free and clear of all mortgages, pledges, security interests, charges, liens, restrictions and encumbrances of any kind (collectively, "Liens"). Upon the sale, assignment, transfer and delivery of the Assets to Buyer hereunder and under the Seller Documents, there will be vested in Buyer good, marketable and indefeasible title to the Assets, free and clear of all Liens. The Assets include all of the assets and properties (i) held for use by Seller to conduct the Business as presently conducted and (ii) necessary or useful for Buyer to operate the Business in the same manner as such business is currently operated by Seller. All of the tangible Assets are in good repair, have been well maintained and are in good operating condition, ordinary wear and tear excepted, do not require any material modifications or repairs, and comply in all material respects with applicable laws, ordinances and regulations. Seller has delivered complete and true copies of all real property leases (the "Leases") set forth on
Schedule 1.1(b). Seller holds good, clear, marketable, valid and enforceable leasehold interest in the real property subject to the Leases (the "Leased Real Property"), subject only to the right of reversion of the landlord or lessor under the Leases, free and clear of all other prior or subordinate interests, including, without limitation, mortgages, deeds of trust, ground leases, leases, subleases, assessments, tenancies, claims, covenants, conditions, restrictions, easements, judgments or other encumbrances or matters affecting title, and free of encroachments onto or off of the leased real property. There are no material defects in the physical condition of any improvements constituting a part of the Leased Real Property, including, without limitation, structural elements, mechanical systems, roofs or parking and loading areas, and all of such improvements are in good operating condition and repair, have been well maintained. To the knowledge of Seller and Principal Shareholder all water, sewer, gas, electric, telephone, drainage and other utilities required by law or necessary for the current or planned operation of the Leased Real Property have been installed and connected pursuant to valid permits, and are sufficient to service the Leased Real Property. Seller does not hold or own a fee interest in any real property.

      2.9 No Litigation. Except as set forth on Schedule 2.9 attached hereto, Seller is not now involved in nor, to the knowledge of Seller and the Principal Shareholder, is Seller threatened to be involved in any litigation or legal or other proceedings related to or affecting the Business or any Asset (including any Intellectual Property) or which would prevent or hinder the consummation of the transactions contemplated by this Agreement. Seller has not been operating the Business under, and the Business is not subject to, any order, injunction or decree of any court of federal, state, municipal or other governmental department, commission, board, agency or instrumentality.

      2.10 Employees; Labor Matters. Seller employs approximately 7 full-time employees and 4 part-time employees (additionally Primeline employees 6 employees) and generally enjoys good employer-employee relationships. Seller shall provide to Buyer a list of the employees of Seller in connection with the Business at the Closing, including the name, date of hire and wages of such employees. Seller is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it to the date hereof or amounts required to be reimbursed to such employees. Upon termination of the employment of any of said employees, neither Seller nor Buyer will by reason of the transactions contemplated hereby or anything done prior to the Closing be liable to any of said employees for so-called "severance pay" or any other payments, except as set forth on Schedule 2.10 attached hereto. Seller does not have any policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment, except as set forth on said Schedule. Seller is in compliance in all material respects with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, and wages and hours. There are no charges of employment discrimination or unfair labor practices, nor are there any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending or, to the knowledge of Seller and the Principal Shareholder, threatened against or involving Seller. No question concerning representation exists respecting any group of employees of Seller. No collective bargaining agreement is in effect or is currently being or is about to be negotiated by Seller. Seller has received no information to indicate that any of its employment policies or practices is currently being audited or investigated by any federal, state or local government agency. Seller is, and at all times since November 6, 1986 has been, in compliance with the requirements of the Immigration Reform Control Act of 1986.

      2.11 Financial Statements. Attached hereto as Schedule 2.11 are copies of the balance sheet of Seller as at June 30, 1999 (the "Base Balance Sheet") and the statements of income and expense of Seller for the month of June and the six
(6) months ended June 30, 1999 (collectively the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied consistently during the periods covered thereby (except for the absence of footnotes with respect to unaudited financial statements), are complete and correct and present fairly and accurately the financial condition of the Business at the dates of said statements and the results of operations of the Business for the periods covered thereby. As of the date of the Base Balance Sheet (the "Base Balance Sheet Date"), Seller had no liabilities or obligations of any kind with respect to the Business, whether accrued, contingent or otherwise, that are not disclosed and adequately reserved against on the Base Balance Sheet. As of the date hereof and at the Closing, Seller had and will have no liabilities or obligations of any kind with respect to the Business, whether accrued, contingent or otherwise, that are not disclosed and adequately reserved against on the Base Balance Sheet.

      2.12 Business Since the Base Balance Sheet Date. Since the Base Balance Sheet Date:

            (a) there has been no material adverse change in the Business or in the Assets, operations or financial condition of the Business;

            (b) the Business has, in all material respects, been conducted in the ordinary course of business and in substantially the same manner as it was conducted before the date of the Base Balance Sheet Date;

            (c) there has not been any material obligation or liability (contingent or other) incurred by Seller with respect to the Business, whether or not incurred in the ordinary course of business;

            (d) there has not been any purchase, sale or other disposition, or any agreement or other arrangement, oral or written, for the purchase, sale or other disposition, of any material properties or assets of the Business, whether or not in the ordinary course of business, other than Seller's purchase of certain rights, properties and assets of Primeline immediately prior to this Closing, as previously set forth herein;

            (e) there has not been any mortgage, encumbrance or lien placed on any of the Assets, nor any payment or discharge of a material lien or liability of Seller which was not reflected on the Base Balance Sheet;

            (f) there has not been any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the Business or Assets;

            (g) there has not been any change in Seller's pricing, marketing, customer service, billing, operational or promotional activities in any material way from that which Seller was providing these activities directly prior to the Base Balance Sheet Date; and

            (h) there has not been any agreement or understanding, whether in writing or otherwise, for Seller to take any of the actions specified above.

      2.13 Licenses. As of the date of this Agreement, Seller is the holder of all licenses, permits and authorizations with respect to the Business (the "Authorizations"). The Authorizations constitute all of the licenses, permits and authorizations required for operation of the Business as now operated. All of the Authorizations are in full force and effect and no licenses, permits or authorizations of any governmental department or agency are required for the operation of the Business which have not been duly obtained. As of the date hereof, there is not pending or, to the knowledge of Seller and the Principal Shareholder, threatened any action by or before any governmental agency to revoke, cancel, rescind or modify any of the Authorizations, and there is not now issued, outstanding, pending or, to the knowledge of Seller and the Principal Shareholder, threatened any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture or complaint against Seller with respect to the Business.

      2.14 Approvals; Consents. Except as set forth on Schedule 2.14 attached hereto, no approval, consent, authorization or exemption from or filing with any person or entity not a party to this Agreement is required to be obtained or made by Seller in connection with the execution and delivery of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby. All of the approvals, consents and authorizations listed on
Schedule 2.14 shall be obtained by Seller at or prior to the Closing.

      2.15 Customers and Suppliers. Seller's relations with its customers and suppliers, including its Subscribers (as defined in Section 2.16 below), are good and there are not pending or, to Seller's knowledge, threatened claims or controversies with any customer, supplier or Subscriber that is material to the Assets or the Business.

      2.16 Subscribers. Schedule 2.16(a) attached hereto sets forth, as of the date hereof, the Subscribers (as defined herein) of the Business as listed by class, type and billing plan. For purposes of this Agreement, the terms "Subscriber" shall mean any active subscriber to Internet services offered by Seller in the Business (including Subscribers Seller acquired from Primeline immediately prior to the Closing of the transaction contemplated herein) who has subscribed to a service for at least one month and has paid at least one bill, including, without limitation, any person or corporation who receives dial-up Internet access through the Business (a "Dial-up Subscriber"), any person who receives dedicated Internet access from Seller offering higher data transmission rates than available from dial-up access (a "Dedicated Subscriber"), and any person with a web page or domain name on Seller's server and to whom Seller provides Internet access (a "Web-hosting/Domain-hosting Subscriber"); provided, however, that "Subscriber" shall not include any person who is (i) more than thirty (30) days delinquent in payment of such person's bill for such services provided by the Business (thirty (30) days delinquent shall mean sixty (60) days have elapsed since the billing date, as stated on such bill), (ii) any person who cancels their subscription for Internet Services offered by Seller within sixty (60) days of the Closing (Buyer shall receive credit for any such cancelled subscriptions in the Final Adjustment Statement) and (iii) any person receiving complimentary Internet services or Internet services at a promotional discounted rate. Set forth on Schedule 2.16(b) attached hereto is a listing of all such accounts which receive complimentary Internet services or Internet services at a promotional discounted rate. Set forth on Schedule 2.16(c) attached hereto is Seller's policy and practice with respect to the disconnection of Subscribers, with which Seller has, except as set forth on Schedule on Schedule 2.16(c), at all times since its inception, complied in all material respects.

      2.17 Brokers. Except as set forth in Schedule 2.17 attached hereto, Seller has not retained any broker or finder or other person who would have any valid claim against any of the parties to this Agreement for a commission or brokerage fee in connection with this Agreement or the transactions contemplated hereby.

      2.18 Collectibility of Accounts Receivable. All of the Accounts Receivable of Seller are or will be as of the Closing Date bona fide, valid and enforceable claims, subject to no set off or counterclaim and are collectible in accordance with their terms. Seller has no accounts or loans receivable from any person, firm or corporation which is affiliated with Seller or from any director, officer or employee of Seller, or from any of their respective spouses or family members.

      2.19 Banking Relations. All of the arrangements which Seller has with any banking institution are completely and accurately described in Schedule 2.19 attached hereto, indicating with respect to each of such arrangements the type of arrangement maintained (such as checking account, borrowing arrangements, safe deposit box, etc.) and the person or persons authorized in respect thereof.

      2.20 Intellectual Property.

            (a) All of the Intellectual Property of Seller is set forth on
Schedule 2.20 attached hereto. For purposes hereof, the term "Intellectual Property" includes: (i) all patents, patent applications, patent rights, and inventions and discoveries and invention disclosures (whether or not patented) (collectively, "Patents"); (ii) Seller's rights to the names (Internet of Western North Carolina, Internet of Asheville, Cheetah Communications, Inc. and Alph-Tech On-line, Inc., Primeline Internet Services, Inc. ), all trade names, trade dress, logos, packaging design, slogans, any and all Internet domain names used or useful in the business of Seller, registered and unregistered trademarks and service marks and applications (collectively, "Marks"); (iii) all copyrights in both published and unpublished works, including, without limitation, all compilations, databases and computer programs, and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, "Copyrights"), (iv) all know-how, trade secrets, confidential or proprietary information, customer lists, IP addresses, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, "Trade Secrets"); (v) Seller's web-sites (including the domain name ("ioa.com," "safe-t.net," "cheta.net," "a-o.com," "primeline.com," "internetofamerica.com" and "ioa.net") and any other similar domain name); (vi) all goodwill, franchises, licenses, permits, consents, approvals, technical information, telephone numbers, and claims of infringement against third parties (the "Rights"); and (vii) all contracts relating to the Intellectual Property to which Seller is a party or is bound, including, without limitation, all nondisclosure and/or confidentiality agreements entered into by persons in connection with disclosures by Seller (collectively,"Assigned Contracts").

            (b) Except as described on Schedule 2.20, Seller has exclusive ownership of, and has good, valid and marketable title to, all of the Intellectual Property, free and clear of any Liens, and has the right to use all of the Intellectual Property without payment to any third party. Seller's rights in all of such Intellectual Property are freely transferable. There are no claims or demands pending or, to the knowledge of Seller and the Principal Shareholder, threatened of any other person pertaining to any of such Intellectual Property and no proceedings have been instituted, or are pending or, to the knowledge of Seller and the Principal Shareholder, threatened against Seller and/or its officers, employees and consultants which challenge the validity and enforceability of Seller's rights in respect of the Intellectual Property. The Intellectual Property represents all of the assets of Seller of such class or type necessary for the operation of Seller's Business as currently conducted.

      Except as set forth on Schedule 2.20 attached hereto, all former and current employees, consultants and contractors of Seller have executed written instruments with Seller that assign to Seller all rights to any inventions, improvements, discoveries, or information relating to the business of Seller. To the best knowledge of Seller after inquiry, no employee, consultant or contractor of Seller has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee, consultant or contractor may be engaged or requires the employee, consultant or contractor to transfer, assign, or disclose information concerning his work to anyone other than Seller.

            (c) Schedule 2.20 sets forth a complete and accurate list and summary description of all of Seller's Patents. All of the issued Patents are currently in compliance with formal legal requirements (including without limitation payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. In each case where a Patent is held by Seller by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all other jurisdictions of registration. No Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding. To the knowledge of Seller and the Principal Shareholder, there is no potentially interfering Patent of any third party. All products made, used or sold under the Patents have been marked with the proper patent notice.

            (d) Schedule 2.20 sets forth a complete and accurate list and summary description of all of Seller's Marks. All Marks that have been registered with the United States

Patent and Trademark Office and/or any other jurisdiction are currently in compliance with formal legal requirements (including, without limitation, the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. In each case where a Trademark is held by Seller by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all other jurisdictions of registration. No Mark has been or is now involved in any opposition, invalidation or cancellation proceeding and, to the knowledge of Seller and the Principal Shareholder, no such action is threatened with respect to any of the Marks. All products and materials containing a Mark bear the proper notice where permitted by law.

            (e) Schedule 2.20 sets forth a complete and accurate list and summary description of all of Seller's Copyrights. All the Copyrights have been registered with the United States Copyright Office and are currently in compliance with formal legal requirements, are valid and enforceable, and are not subject to any fees or taxes or actions falling due within ninety (90) days after the Closing Date. In each case where a Copyright is held by Seller by assignment, the assignment has been duly recorded with the U.S. Copyright Office and all other jurisdictions of registration. All copies of works encompassed by the Copyrights have been marked with the proper copyright notice.

            (f) Except as set forth in Schedule 2.20 attached hereto, Seller has taken all reasonable security measures (including, without limitation, entering into appropriate confidentiality and non-disclosure agreements with all officers, directors, employees, consultants and contractors of Seller and any other persons with access to the Trade Secrets) to protect the secrecy, confidentiality and value of all Trade Secrets. To the knowledge of Seller and the Principal Shareholder, there has not been any breach by any party to any such confidentiality or non-disclosure agreement. The Trade Secrets have not been disclosed by Seller to any person or entity other than employees or contractors of Seller who had a need to know and use the Trade Secrets in the course of their employment or contract performance. Seller has the right to use, free and clear of claims of third parties, all Trade Secrets. To the knowledge of Seller and the Principal Shareholder, there is not any assertion that the use by Seller of any Trade Secret violates the rights of any third party.

            (g) Seller has the exclusive right to use, license, distribute, transfer and bring infringement actions with respect to the Intellectual Property. Except as set forth on Schedule 2.20, Seller (i) has not licensed or granted to anyone rights of any nature to use any of its Intellectual Property and (ii) is not obligated to and does not pay royalties or other fees to anyone for its ownership, use, license or transfer of any of its Intellectual Property.

            (h) All licenses or other agreements under which Seller is granted rights by others in Intellectual Property are listed on Schedule 2.20. All such licenses or other agreements are in full force and effect, to the knowledge of Seller and the Principal Shareholder there is no material default by any party thereto, and all of the rights of Seller thereunder are freely assignable. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Buyer, and Seller has no reason to believe that the licensors under the licenses and other agreements under which Seller is granted rights and has granted rights to others do not have and did not have all requisite power and authority to grant the rights purported to be conferred thereby.

            (i) All licenses or other agreements under which Seller has granted rights to others in Intellectual Property are listed on Schedule 2.20. All such licenses or other agreements are in full force and effect, and to the knowledge of Seller and the Principal Shareholder there is no material default by any party thereto. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Buyer.

            (j) Seller has reviewed the areas within its businesses and operations which could be adversely affected by, and has developed a program to address on a timely basis, the "Year 2000 Problem" (i.e., the risk that applications used by Seller or its suppliers and/or providers may be unable to recognize and properly perform date-sensitive functions involving certain dates prior to and any date after December 31, 1999). Seller and the Principal Shareholder reasonably believe that the "Year 2000 Problem" will not have any material adverse effect on the business or operations of Seller.

      2.21 Absence of Restrictions. Seller has not entered into any other agreement or arrangement with any other party with respect to the sale, transfer or any other disposition or encumbrance of the Business or the Assets, in whole or in part.

      2.22 Transactions with Interested Persons. Except as set forth on Schedule
2.22 hereto, neither Seller, nor any shareholder, officer, supervisory employee or director of Seller or, to the knowledge of Seller or the Principal Shareholder, any of their respective spouses or family members owns directly or indirectly on an individual or joint basis any material interest in, or serves as an officer or director or in another similar capacity of, any competitor or supplier of Seller, or any organization which has a material contract or arrangement with Seller.

      2.23 Employee Benefit Programs.

            (a) Schedule 2.23 sets forth a list of every Employee Program (as defined in Section 2.23(c) below) that has been maintained by the Seller or an Affiliate (as defined herein) at any time during the six-year period ending on the Closing Date. Each Employee Program which has ever been maintained by the Seller or an Affiliate and which has been intended to qualify under Section 401(a) or 501(c)(9) of the Code has received a favorable determination or approval letter from the Internal Revenue Service ("IRS") regarding its qualification under such section and has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Program through and including the Closing Date (or, if earlier, the date that all of such Employee Program's assets were distributed). No event or omission has occurred which would cause any such Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)). With respect to any Employee Program ever maintained by the Seller or any Affiliate, there has been no (i) "prohibited transaction," as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Code Section 4975, or (ii) failure to comply with any provision of ERISA, other applicable law, or any agreement which, in the case of either of (i) or (ii), could subject the Seller or any Affiliate to liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other loss or expense. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Employee Programs ever maintained by the Seller or any Affiliate, for all periods prior to the Closing Date, either have been made or have been accrued (and all such unpaid but accrued amounts are described on Schedule 2.23). Each Employee Program ever maintained by the Seller or an Affiliate has complied with the applicable notification and other applicable requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

            (b) Neither the Seller nor any Affiliate (A) has ever maintained any Employee Program which has been subject to title IV of ERISA or Code Section 412, including, but not limited to, any Multi Employer Plan (as defined in Section 3(37) of ERISA) or (B) has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has ever promised to provide such post-termination benefits.

            (c) For purposes of this section:

                  (i) "Employee Program" means all employee benefit plans within the meaning of ERISA Section 3(3) as well as all other employee benefit plans, agreements and arrangements of any kind.

                  (ii) An entity "maintains" an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

                  (iii) An entity is an "Affiliate" of the Seller if it would have ever been considered a single employer with the Seller under ERISA
      Section 4001(b) or part of the same "controlled group" as the Seller for purposes of ERISA Section 302(d)(8)(C).

      2.24 Environmental Matters.

            (a) Except as set forth in Schedule 2.24, (i) To the knowledge of Seller and Principal Shareholder, Seller has not generated, transported, used, stored, treated, disposed of, or managed any Hazardous Waste (as defined in Section 2.24(c) below) at any time; (ii) to the knowledge of Seller and the Principal Shareholder, no Hazardous Material (as defined in Section

2.24(c) below) has ever been or is threatened to be spilled, released, or disposed of at any site associated with a structure presently or formerly owned, operated, leased, or used by Seller, or has ever been located in the soil or groundwater at any such site; (iii) to the knowledge of Seller and the Principal Shareholder, no Hazardous Material has ever been transported from any site associated with a structure presently or formerly owned, operated, leased, or used by Seller for treatment, storage, or disposal at any other place; (iv) Seller does not presently own, operate, lease, or use, and has not previously owned, operated, leased, or used any site associated with a structure on which underground storage tanks are or were located; and (v) no lien has ever been imposed by any governmental agency on any property, facility, machinery, or equipment owned, operated, leased, or used by either Seller in connection with the presence of any Hazardous Material.

            (b) Except as set forth on Schedule 2.24 and to the knowledge of Seller and the Principal Shareholder, (i) Seller does not have any liability under, nor has it ever violated, any Environmental Law (as defined in Section 2.24(c) below); (ii) Seller, nor any property associated with a structure owned, operated, leased, or used by Seller, nor facilities or operations thereon are presently not in compliance with all applicable Environmental Laws; (iii) Seller has not entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and (iv) neither Seller nor the Principal Shareholder has any knowledge or reason to know that any of the items enumerated in clause (iii) of this subsection will be forthcoming.

            (c) For purposes of this Agreement, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) "Hazardous Waste" shall mean and include any hazardous waste as defined or regulated under any Environmental Law; and (iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or By-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted.

      2.25 Disclosure. The representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Seller and the Principal Shareholder to Buyer pursuant to this Agreement do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances under which they were made. There are no facts known to Seller or the Principal Shareholder which presently or may in the future have a material adverse affect on the Business, properties, Assets, prospects, operations or (financial or other) condition of Seller which has not been specifically disclosed herein or in a Schedule furnished herewith, other than general economic or market conditions affecting the Internet services industry generally.

      2.26 Non-Disclosure. Seller agrees that it and its representatives prior to the Closing Date, except as and to the extent required by law, without prior written consent of Buyer shall not make any public comment, statement, or communication with respect to the transactions contemplated hereby.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF BUYER.

      As a material inducement to Seller entering into this Agreement, Buyer hereby represents and warrants to Seller as follows:

      3.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to conduct its business as it is now conducted and to own, lease and operate its properties and assets.

      3.2 Required Action: Authority. All actions and proceedings necessary to be taken by or on the part of Buyer in connection with the transactions contemplated by this Agreement have been duly and validly taken, and this Agreement and each other agreement, document and instrument to be executed and delivered by or on behalf of Buyer pursuant to, or as contemplated by, this Agreement (collectively, the "Buyer Documents") has been duly and validly authorized, executed and delivered by Buyer. Buyer has full right, authority, power and capacity to execute and deliver this Agreement and each other Buyer Document and to carry out the transactions contemplated hereby and thereby. This Agreement and each other Buyer Document constitutes, or when executed and delivered will constitute, the legal, valid and binding obligations of Buyer enforceable in accordance with its respective terms.

      3.3 No Conflicts. The execution, delivery and performance by Buyer of this Agreement and each other Buyer Document and the issuance and delivery of the Shares do not and will not (a) violate any provision of the Certificate of Incorporation or By-Laws of Buyer, as amended to date, (b) constitute a violation of, or conflict with or result in any breach of, acceleration of any obligation under, right of termination under, or default under, any agreement or instrument to which Buyer is a party or by which it is bound, (c) violate any judgment, decree, order, statute, rule or regulation applicable to Buyer, (d) require Buyer to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made. The officers who execute this Agreement and the other Buyer Documents contemplated hereby on behalf of Buyer have and shall have all requisite power to do so in the name of and on behalf of Buyer.

      3.4 Brokers. Except for fees payable to Rampart Associates, LLC, Buyer has not retained any broker or finder or other person who would have any valid claim against any of the parties to this Agreement for a commission or brokerage fee in connection with this Agreement or the transactions contemplated hereby.

      3.5 Non-Disclosure. Buyer agrees that it and its representatives prior to the Closing Date, except as and to the extent required by law, without prior written consent of Seller shall not make any public comment, statement, or communication with respect to the transactions contemplated hereby.

SECTION 4. COVENANTS OF SELLER.

      Seller covenants and agrees that:

      4.1 Access to Premises and Records. Subject to Section 5.1 of this Agreement and to the terms and conditions of the Mutual Non-Disclosure Agreement defined in Section 4.8, from the date hereof until consummation of the transactions contemplated hereby at the Closing, Seller shall give Buyer and its representatives, at reasonable times and with reasonable prior notice, free access to the properties, books and records of the Business and to the Assets and will furnish to Buyer and its representatives such information regarding the Business and the Assets as Buyer or its representatives may from time to time reasonably request in order that Buyer may have full opportunity to make a diligent investigation consistent with this Agreement. In addition to, and not in limitation of the foregoing, Seller shall provide Buyer with access to and copies of the records of all: (a) Accounts Receivable, (b) Subscriber billings,
(c) pre-paid accounts, (d) accounts for which no remuneration is received by Seller and (e) general reports with respect to each category of service provided by the Business.

      4.2 Continuity and Maintenance of Operations of the Business. Except as to actions of which Buyer has been advised and to which Buyer has consented to in writing, except for Seller's purchase of certain assets, properties and rights of Primeline and except as specifically permitted or required by this Agreement, Seller shall:

            (a) Operate the Business in the ordinary course consistent with past practices, use its commercially reasonable efforts to keep available the services of the employees who are involved in the operation of the Business, and use commercially reasonable efforts to preserve any beneficial business relationships with Subscribers, customers, suppliers and others having business dealings with Seller relating to the Business;

            (b) Use and operate the Assets in a manner consistent with past practice and maintain the Assets in good operating condition, ordinary wear and tear excepted;

            (c) Maintain insurance upon the Assets in such amounts and types as in effect on the date of this Agreement as set forth in Schedule 2.6 attached hereto;

            (d) Keep all of its business books, records and files in the ordinary course of business in accordance with past practices, and provide Buyer with access thereto upon its reasonable request;

            (e) Continue to implement and enforce its procedures for disconnection and discontinuance of service to Subscribers whose accounts are delinquent in accordance with those in effect on the date of this Agreement;

            (f) Perform and comply in all material respects with the terms of the Contracts and keep such Contracts in full force and effect; and

            (g) Use its reasonable best efforts to preserve the goodwill of the Business.

      4.3 Negative Covenants. Seller shall not, without the prior written consent of Buyer:

            (a) Sell, transfer, lease, assign or otherwise dispose of, or agree to sell, transfer, lease, assign or otherwise dispose of, any Assets outside the ordinary course of business;

            (b) Enter into any contract or commitment for the acquisition of goods or services relating to the Business (other than in the ordinary course of business and other than the acquisition of certain assets of Primeline) or which otherwise obligates Seller to perform in full or in part beyond the Closing Date;

            (c) Hire any new employees or enter into any employment arrangements or otherwise increase the salary or compensation of any existing employees;

            (d) Renegotiate, modify, amend or terminate any Contract;

            (e) Create, assume, or permit to exist, or agree to incur, assume or acquire, any Lien, claim or liability on the Assets;

            (f) Make any modifications or changes to the existing rate schedules or product offerings in effect with respect to the Business;

            (g) Offer or employ any sales discounts, free services or other extraordinary marketing practices or extraordinary promotions outside the ordinary course of business and not consistent with Seller's past practices;

            (h) Take any actions or permit its employees and agents to take any actions which would materially interfere with or preclude the transactions contemplated by this Agreement; or

            (i) Cause or permit the provision for any new and material pension, retirement or other employment benefits for employees who perform services in connection with the conduct of the Business or any material increase in any existing benefits (other than as required by law).

      4.4 Consents. Seller will use its reasonable best efforts to obtain, as soon as practicable and at its expense, the consent of all third parties under the Contracts for which the prior approval of such third party is required pursuant to the terms of the Contract; provided, however, that "reasonable best effort" for this purpose shall not require Seller to undertake extraordinary or unreasonable measures to obtain such approvals and consents, including, without limitation, the initiation or prosecution of legal proceedings or the payment of fees in excess of customary filing and processing fees.

      4.5 Notification of Certain Matters. Seller shall promptly notify Buyer of
(i) any fact, event, circumstances or action the existence or occurrence of which would cause any of Seller's representations or warranties under this Agreement, or the disclosures in any schedules or exhibits attached hereto, not to be true in any material respect and (ii) any failure on its part to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Seller shall promptly notify buyer in writing of the assertion, commencement or threat of any claim, litigation, proceeding or investigation in which Seller is a party or in which the Assets or Business may be affected and which could reasonably be expected to be material or which relates to the transactions contemplated hereby.

      4.6 Adverse Change. Seller shall promptly notify Buyer in writing of any materially adverse developments affecting the Assets or the Business which become known to Seller, including, without limitation, (i) any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any of the Assets or the Business, (ii) any material notice of violation, forfeiture or complaint under any material Contract, or (iii) anything which, if not corrected prior to the Closing Date, would prevent Seller from fulfilling any condition to Closing described in Section 6 hereof.

      4.7 No Solicitation. Seller shall not, and Seller shall cause its officers, employees, stockholders, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by Seller) and all other employees who perform services with respect to the operation of the Business not to, initiate, solicit, entertain, or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to the Assets or the Business, or engage in any negotiations concerning, or provide to any other person any information or data relating to, the Business, the Assets or Seller for the purpose of, or have any discussions with, any person relating to, or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any effort or attempt by any other person to seek or effect a transaction, or enter into a transaction with any person or persons, other than Buyer, concerning the possible sale of the Assets or Business, or the capital stock of Seller. Seller shall promptly inform Buyer of any such inquiries or proposals and provide all pertinent documentation related thereto.

      4.8 Confidentiality. Seller agrees that it and its representatives will hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from Buyer with respect to its business or financial condition except for the purpose of evaluating, negotiating and completing the transactions contemplated hereby. Information generally known in Buyer's industry or which has been disclosed to Seller by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Agreement. If the transactions contemplated by this Agreement are not consummated, Seller will return, and cause its respective officers, directors, agents and representatives to return, to Buyer (or certify that they have destroyed) all copies of such data and information made available to Seller (and its officers, directors, agents and representatives) in connection with the transaction. The Mutual Non-Disclosure Agreement by and among Buyer, Seller and Rampart Associates, LLC (the "Mutual Non-Disclosure Agreement") shall remain in full force and effect.

      4.9 Use of Trade Names. Except as set forth on Schedule 4.9, After the Closing Date, neither Seller, nor any person controlling, controlled by or under common control with Seller will for any reason, directly or indirectly, for itself or any other person, except for Principal Shareholder, in connection with his employment with Buyer, (a) use the names ("Internet of Western North Carolina," "Internet of Asheville," "Cheetah Communications, Inc.," "Alph-Tech On-line," Inc.," "Primeline Internet Services, Inc.," "ioa.com," "safe-t.net," "cheta.net" "a- o.com," "primeline.com," "internetofamerica.com" and "ioa.net") or any other Internet domain name used or useful in the business of Seller, or any other or (b) use or disclose any trade secrets, confidential information, know-how, proprietary information or other intellectual property of Seller transferred pursuant to this Agreement.

      4.10 Post-Closing Transitional Matters. For a period of ninety (90) days following the Closing, Seller shall provide, without additional cost to Buyer, such assistance as is reasonably requested by Buyer in order to effect an orderly transition in the ownership and operation of the Assets; provided, however, such post-Closing assistance shall not, in any event, exceed ten (10) hours per week.

      4.11 Collection of Assets. Subsequent to the Closing, Buyer shall have the right and authority to collect all receivables and other items transferred and assigned to Buyer by Seller hereunder and to endorse with the name of Seller any checks received on account of such receivables or other items, and Seller agrees that it will promptly transfer or deliver to Buyer from time to time, any cash or other property that such Seller may receive with respect to any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, receivables of any character or any other items included in the Assets.

      4.12 Payment of Obligations. Seller shall pay all of the Excluded Liabilities in the ordinary course of business as they become due.

      4.13 Further Assurances. Seller, from time to time after the Closing at the request of Buyer and without further consideration, shall execute and deliver further instruments of transfer and assignment and take such other action as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer the Assets free and clear of all Liens (as defined in Section 2.8).

SECTION 5. COVENANTS OF BUYER.

      Buyer covenants and agrees that:

      5.1 Confidentiality. Buyer agrees that, from the date hereof until consummation of the transactions contemplated hereby at the Closing, Buyer and its representatives will hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from Seller with respect to its business or financial condition except for the purpose of evaluating, negotiating and completing the transactions contemplated hereby. Information generally known in Seller's industry or which has been disclosed to Buyer by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Agreement. If the transactions contemplated by this Agreement are not consummated, Buyer will return, and cause its respective officers, directors, agents and representatives to return, to Seller (or certify that they have destroyed) all copies of such data and information made available to Buyer (and its officers, directors, agents and representatives) in connection with the transaction.

      5.2 Assumed Liabilities. From and after the Closing Date, Buyer shall pay and/or perform the Assumed Liabilities in the ordinary course as they become due.

      5.3 Notification of Certain Matters. Buyer shall promptly notify Seller of
(i) any fact, event, circumstances or action the existence or occurrence of which would cause any of Buyer's representations or warranties under this Agreement, or the disclosures in any schedules or exhibits attached hereto, not to be true in any material respect and (ii) any failure on its part to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Buyer shall promptly notify Seller in writing of the assertion, commencement or threat of any claim, litigation, proceeding or investigation in which Seller is a party or in which the Assets or Business may be affected and which could reasonably be expected to be material or which relates to the transactions contemplated hereby.

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATION OF BUYER.

      Buyer's obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, unless otherwise waived by Buyer in writing:

      6.1 Performance of Agreements and Deliveries. Seller shall have performed in all material respects all of its covenants, agreements and obligations under this Agreement which are to be performed or complied with by Seller prior to or upon the Closing Date and shall have delivered all documents and items required to be delivered at or prior to the Closing, including, without limitation:

            (a) A certificate, dated the Closing Date, from the President of Seller to the effect that the conditions set forth in Sections 6.1 and 6.2 have been satisfied;

            (b) A certificate, dated the Closing Date, from Seller's Secretary as to the Certificate of Incorporation, By-Laws, authority and the incumbency of all officers executing the Seller Documents on behalf of Seller;

            (c) A certified copy of Seller's Certificate of Incorporation from the Secretary of State of the State of North Carolina;

            (d) An Amendment to the Certificate of Incorporation and any other required documentation, which effect a change of Seller's name, which name change shall take effect not more than five (5) days following the date of Closing;

            (e) A Certificate of Good Standing from the Secretary of State of the State of North Carolina; and

            (f) Such other certificates and instruments reasonably requested by Buyer.

      6.2 Asset Transfer. Seller shall have delivered to Buyer the following instruments of transfer and assignment in accordance with the provisions hereof, transferring to Buyer all of Seller's right, title and interest in and to the Assets, free and clear of all Liens:

            (a) A Bill of Sale in the form attached hereto as Exhibit C;

            (b) An Assignment and Assumption Agreement in the form attached hereto as Exhibit D;

            (c) An Assignment of Patents and Trademarks in the form attached hereto as Exhibit E;

            (d) An Assignment of Internet Domain Name in the form attached hereto as Exhibit F; and

            (e) Such other instruments of transfer reasonably requested by Buyer.

      6.3 Assignment of Contracts and Authorizations; Approvals. All Contracts shall have been duly and validly assigned to Buyer by Seller, and all consents and approvals required in connection with the consummation of the transactions contemplated hereby under any Contract or Authorization or otherwise shall have been obtained in form and substance satisfactory to

Buyer and without conditions materially and adversely affecting Buyer and which do not require Buyer to pay money to any party to any such Contract or Authorization in excess of amounts required to be so paid pursuant to the terms and conditions thereof. All such Contracts and Authorizations shall remain in full force and effect and shall not have been amended, modified or repudiated in any material respect by either party thereto. Neither Seller nor, to the knowledge of Seller and the Principal Shareholder, the other party thereto, shall have breached or defaulted under any Contract or Authorization. Seller shall not have received notice of or have knowledge of any fact which could result in the termination, repudiation or breach of any Contract or Authorization.

      6.4 Escrow Agreement. Seller shall have executed and delivered to Buyer the Escrow Agreement.

      6.5 Non-competition Agreement. Seller and the Principal Shareholder shall have executed and delivered to Buyer a Non-competition Agreement in substantially the form attached hereto as Exhibit G.

      6.6 Release of Liens. Seller shall have obtained and delivered to Buyer at or prior to the Closing instruments (including payoff letters, bills of sale and UCC-3 termination statements) releasing any and all Liens on the Assets.

      6.7 Opinion of Seller's Counsel. Buyer shall have received the opinion or opinions of Long, Parker, Warren & Jones, P.A., counsel for Seller, dated the Closing Date, substantially in the form of Exhibit H attached hereto.

      6.8 Closing Date Balance Sheet. No later than thirty (30) days following the Closing, Seller shall provide to Buyer a balance sheet dated as of the Closing, as determined in accordance with GAAP consistently applied, which includes, but is not limited to, Seller's accounts receivable, accounts payable, and all deferred and all unearned revenue.

      6.9 Employment Agreement. Buyer and Willard B. Fishburne shall have entered into an Employment Agreement in a form mutually agreeable to both Buyer and Mr. Fishburne.

      6.10 Board of Directors Approval. Buyer shall have received at or prior to the Closing the approval of its Board of Directors for this transaction and all related documents.

      6.11 Due Diligence. Buyer shall have completed to its satisfaction a due diligence investigation of the Seller and of its Assets, liabilities, operations and of the financial statements.

      6.12 Consents. Seller shall have made all filings with and notifications of governmental authorities, regulatory agencies and other entities required to be made by such Seller in connection with the execution and delivery of this Agreement, the performance of the transactions contemplated hereby and the continued operation of the Business by Buyer subsequent to the Closing Date; and Seller shall have received all authorizations, waivers, consents and permits, in form and substance reasonably satisfactory to Buyer, from all third parties, including, without limitation, applicable governmental authorities, regulatory agencies, lessors, lenders and contract parties, required to permit the continuation of the Business and the consummation of the transactions contemplated by this Agreement, and in connection with the transfer of all assets, except the Excluded Assets, or Sellers' contracts, permits, leases and licenses, to avoid a breach, default, termination, acceleration or modification of any material indenture, loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award as a result of, or in connection with, the execution and performance of this Agreement.

      6.13 No Material Change. There shall have been no material adverse change in the Business or in the Assets, operations or financial condition of the Business since the date of the Base Balance Sheet Date;

      6.14 Operation of Business in Ordinary Course. The Business shall have, in all material respects, been conducted in the ordinary course of business and in substantially the same manner as it was conducted before the date of the Base Balance Sheet Date, except as otherwise set forth in this Agreement.

      6.16 Primeline Transaction. Seller shall have entered into an asset purchase agreement with Primeline, Inc. ("Primeline") in which Primeline agrees to sell, transfer and assign to Seller, and Seller agrees to purchase from Primeline, all of the properties, rights and assets used or useful in connection with Primeline's Internet service business.

      6.17 Accounts Payable Payoffs. Seller shall have fully met its payment obligations (in the form of checks delivered in the amount of the outstanding balances remaining) with regard to the accounts payable amounts listed on
Schedule 1.5(j) attached hereto. Seller has agreed to provide Buyer, within three (3) days of the Closing, with a full accounting of all checks (in the form of a list of the checks executed and photocopies of the checks executed) executed and delivered in connection with such payments of the outstanding balances remaining with regard to the amount payable for each and every account.

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATION OF SELLER.

      The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or prior to the Closing Date, of the following conditions, unless waived by Seller in writing:

      7.1 Performance of Agreement and Deliveries. Buyer shall have performed in all material respects all of its covenants, agreements and obligations under this Agreement which are to be performed or complied with by Buyer prior to or upon the Closing Date and shall have delivered all documents and items required to be delivered at or prior to the Closing, including, without limitation:

            (a) A certificate, dated the Closing Date, from the President of Buyer to the effect that the conditions set forth in Sections 7.1 and 7.2 have been satisfied;

            (b) A certificate, dated the Closing Date, from Buyer's Secretary as to the Certificate of Incorporation, By-Laws, authority and the incumbency of all officers executing the Buyer Documents on behalf of Buyer;

            (c) A certified copy of Buyer's Certificate of Incorporation from the Secretary of State of the State of Delaware; and

            (d) A Certificate of Good Standing from the Secretary of State of the State of Delaware.

      7.2 Escrow Agreement. Buyer shall have executed and delivered to Seller the Escrow Agreement.

      7.3 Board of Directors and Stockholder Approval. Seller shall have received at or prior to the Closing the approval of its Board of Directors and stockholders for this transaction and all related documents.

      7.4 Employment Agreement. Buyer and Willard B. Fishburne shall have entered into an Employment Agreement in a form mutually agreeable to both Buyer and Mr. Fishburne.

SECTION 8. TERMINATION.

      8.1 Events of Termination. This Agreement and the transactions contemplated by this Agreement may be terminated at any time prior to the
Closing:

            (a)   By the mutual written consent of Buyer and Seller.

            (b)   By Seller, if it is not in breach or default hereunder:

                  (i) if any representation or warranty of Buyer made herein is untrue in any material respect and such breach is not cured within thirty (30) days of Buyer's receipt of a notice from Seller that such breach exists or has occurred;

                  (ii) if Buyer shall have defaulted in any material respect in the performance of any material obligation under this Agreement and such breach is not cured within thirty (30) days of Buyer's receipt of a notice from Seller that such default exists or has occurred;

                  (iii) subject to Section 8.4 below, if the conditions to
            Seller's obligations to consummate the Closing as set forth in
            Section 7 cannot reasonably
            be satisfied or performed on or before October 31, 1999 (unless such failure of satisfaction, non-compliance or non-performance is the result, directly or indirectly, of any action or failure to act on the part of Seller); or

                  (iv) if the Closing has not occurred prior to October 31,
            1999.

            (c) By Buyer, if it is not in breach or default hereunder:

                  (i) if any representation or warranty of Seller made herein is untrue in any material respect and such breach is not cured within thirty (30) days of Seller's receipt of a notice from Buyer that such breach exists or has occurred;

                  (ii) if Seller shall have defaulted in any material respect in the performance of any material obligation under this Agreement and such breach is not cured within thirty (30) days of Seller's receipt of a notice from Buyer that such default exists or has occurred; or

                  (iii) subject to Section 8.4 below, if the conditions to
            Buyer's obligations to consummate the Closing as set forth in
            Section 6 cannot reasonably be satisfied or performed on or before October 31, 1999 (unless such failure of satisfaction, non-compliance or non-performance is the result directly or indirectly of any action or failure to act on the part of Buyer); or

                  (iv) if the Closing has not occurred prior to October 31,
            1999.

      8.2 Manner of Exercise. In the event of the termination of this Agreement by either Buyer or Seller pursuant to Section 8.1 notice thereof shall forthwith be given to the other party in accordance with the provisions set forth in
Section 11 hereto and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by Buyer or Seller.

      8.3 Effect of Termination; Liabilities. In the event of the termination of this Agreement pursuant to Section 8.1 or Section 8.4 and prior to the Closing, all obligations of the parties hereunder (other than pursuant to Sections 4.8 and 5.1 hereof) shall terminate, and neither Seller nor Buyer shall have any further liability hereunder, including for losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including attorneys' fees) of any kind whatsoever; except upon termination of this Agreement pursuant to Sections 8.1(c)(i) and 8.1(c)(ii), Buyer shall be entitled to any remedy which it may have, whether at law or in equity, and except upon termination of this Agreement pursuant to Sections 8.1(b)(i) and 8.1(b)(ii), Seller shall be entitled to any remedy which it may have, whether at law or in equity.

      8.4 Waiver; Extension of Time for Performance. Seller may extend the time for the performance of any of the obligations or other acts of Buyer hereunder, waive any inaccuracies in


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

the representations and warranties of Buyer contained herein or in any document delivered pursuant hereto, or waive compliance by Buyer with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by Seller. Buyer may extend the time for the performance of any of the obligations or other acts of Seller or the Principal Shareholder hereunder, waive any inaccuracies in the representations and warranties of Seller or the Principal Shareholder contained herein or in any document delivered pursuant hereto, or waive compliance by Seller or the Principal Shareholder with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by Buyer.

SECTION 9. SURVIVAL.

      9.1 Survival of Warranties. Each of the representations, warranties, agreements, covenants and obligations herein or in any schedule, exhibit, certificate or financial statement delivered by any party to the other party incident to the transactions contemplated hereby are material, shall be deemed to have been relied upon by the other party and shall survive the Closing regardless of any investigation and shall not merge in the performance of any obligation by either party hereto.

SECTION 10. INDEMNIFICATION.

      10.1 Indemnification by Seller and the Principal Shareholder.

            (a) Seller and the Principal Shareholder hereby agrees, jointly and severally, to indemnify and hold harmless Buyer, its affiliates and its and their respective directors, officers, stockholders, partners, members, employees, and agents (individually, a "Buyer Indemnified Party" and collectively, "Buyer Indemnified Parties"), against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants) of any kind or nature whatsoever, but net of the proceeds from any insurance policies or other third party reimbursement for such loss, to the extent sustained, suffered or incurred by or made against any Buyer Indemnified Party, to the extent based upon, arising out of or in connection with: (i) any breach of any representation or warranty made by Seller and the Principal Shareholder in this Agreement or in any schedule, exhibit, certificate, agreement or other instrument delivered pursuant to this Agreement; (ii) any breach of any covenant or agreement made by Seller or the Principal Shareholder in this Agreement or in any schedule, exhibit, certificate, financial statement, agreement or other instrument delivered pursuant to this Agreement; (iii) any claim made by any person or entity which relates to the operation of the Assets or the Business which arises in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring on or existing before the Closing Date, including without limitation the litigation set forth on Schedule 2.9 hereto; (iv) any claim which arises in connection with any liability or obligation of Seller other than the Assumed Liabilities; and (v) any and all claims, liabilities, losses, damages, costs and expenses (including without limitation the reasonable fees and disbursements of counsel) arising out of any failure of (i) Seller or any of its affiliates, service providers or agents or (ii) any Benefit Program, to comply with any provision of ERISA, the Code, or other applicable law.

      10.2 Indemnification by Buyer. Buyer agrees to indemnify and hold harmless Seller and its Principal Shareholders, officers, directors, managers, members, employees, agents, and Principal Shareholder (individually, a "Seller Indemnified Party" and collectively, "Seller Indemnified Parties") at all times against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants), of any kind or nature whatsoever, to the extent sustained, suffered or incurred by or made against any Seller Indemnified Party, to the extent based upon, arising out of or in connection with: (i) any breach of any representation or warranty made by Buyer in this Agreement or in any schedule, exhibit, certificate, agreement or other instrument delivered pursuant to this Agreement; (ii) any breach of any covenant or agreement made by Buyer in this Agreement or in any schedule, exhibit, certificate, agreement or other instrument delivered pursuant to this Agreement; (iii) any claim made against Seller which relates to, results from or arises out of Buyer's operation of the Assets or the Business from and after the Closing Date; and (iv) the Assumed Liabilities.

      10.3 Notice; Defense of Claims.

            (a) Notice of Claims. Promptly after receipt by an indemnified party of notice of any claim, liability or expense to which the indemnification obligations hereunder would apply, the indemnified party shall give notice thereof in writing to the indemnifying party, but the omission to so notify the indemnifying party promptly will not relieve the indemnifying party from any liability except to the extent that the indemnifying party shall have been prejudiced as a result of the failure or delay in giving such notice. Such notice shall state the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted.

            (b) Third Party Claims. With respect to third party claims, if within twenty (20) days after receiving the notice described in clause (a) above the indemnifying party gives (i) written notice to the indemnified party stating that (A) it would be liable under the provisions hereof for indemnity in the amount of such claim if such claim were successful and (B) that it disputes and intends to defend against such claim, liability or expense at its own cost and expense and (ii) provides reasonable assurance to the indemnified party that such claim will be promptly paid in full if required, then counsel for the defense shall be selected by the indemnifying party (subject to the consent of the indemnified party which consent shall not be unreasonably withheld) and the indemnified party shall not be required to make any payment with respect to such claim, liability or expense as long as the indemnifying party is conducting a good faith and diligent defense at its own expense; provided, however, that the assumption of defense of any such matters by the indemnifying party shall relate solely to the claim, liability or expense that is subject or potentially subject to indemnification. The indemnifying party shall have the right, with the consent of the indemnified party, which consent shall not be unreasonably withheld, to settle all indemnifiable matters related to claims by third parties which are susceptible to being settled provided the indemnifying parties' obligation to indemnify the indemnified party therefor will be fully satisfied. The indemnifying party shall keep the indemnified party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish the indemnified party with all documents and information that the indemnified party shall reasonably request and shall consult with the indemnified party prior to acting on major matters, including settlement discussions. Notwithstanding anything herein stated, the indemnified party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the expense of separate counsel for the indemnified party shall be paid by the indemnifying party. If no such notice of intent to dispute and defend is given by the indemnifying party, or if such diligent good faith defense is not being or ceases to be conducted, the indemnified party shall, at the expense of the indemnifying party, undertake the defense of (with counsel selected by the indemnified party), and shall have the right to compromise or settle (exercising reasonable business judgment), such claim, liability or expense. If such claim, liability or expense is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available all information and assistance that the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense.

            (c) Non-Third Party Claims. With respect to non-third party claims, if within twenty (20) days after receiving the notice described in clause (a) above the indemnifying party does not give written notice to the indemnified party that it contests such indemnity, the amount of indemnity payable for such claim shall be as set forth in the indemnified party's notice. If the indemnifying party provides written notice to the indemnified party within such 20-day period that it contests such indemnity, the parties shall attempt in good faith to reach an agreement with regard thereto within thirty (30) days of delivery of the indemnifying party's notice. If the parties cannot reach agreement within such 30-day period, the matter may be submitted by either party for binding arbitration in accordance with the provisions of Section 12.11 hereof.

      10.4 Claims Against Escrow Deposit. In the event that any Buyer Indemnified Party sustains or incurs damages, liabilities, losses, taxes, fines, penalties, costs or expenses, including, without limitation, attorneys fees, for which it is entitled to indemnification from Seller or the Principal Shareholder under this Agreement, in addition to all other rights or remedies that Buyer may have (including the right to collect directly from Seller or the Principal Shareholder), such Buyer Indemnified Party shall be entitled to receive in cash from the Escrow Deposit an amount equal to the damages, liabilities, losses, taxes, fines, penalties, costs and expenses, including, without limitation, attorneys fees, sustained or incurred by such Buyer Indemnified Party. In order to receive payment from the Escrow Deposit such Buyer Indemnified Party shall first deliver to Seller a written claim for damages arising under or by virtue of this Agreement specifying the nature of the claim and the type and amount of damages, liabilities, losses, taxes, fines, penalties, costs and expenses sustained or incurred by such Buyer Indemnified Party. Within thirty (30) calendar days of receiving a claim against the Escrow Deposit from or on behalf of any Buyer Indemnified Party, Seller shall provide a written response to such Buyer Indemnified Party with a copy to the Escrow Agent, which either accepts or rejects all or any portion of such Buyer Indemnified Party's claim, the amount accepted by Seller shall be paid to such Buyer Indemnified Party from the Escrow Deposit by the Escrow Agent within ten (10) calendar days of the Escrow Agent's receipt of Seller's acceptance of such Buyer Indemnified Party's claim. If Seller rejects any portion of such Buyer Indemnified Party's claim, Seller's written response shall specify the specific reason(s) for the rejection and the amount, if any, of such Buyer Indemnified Party's claim which is accepted. The amount of any claim rejected by Seller shall be retained in escrow and distributed by the Escrow Agent only as directed by a written settlement agreement signed by both Seller and such Buyer Indemnified Party or in accordance with a judgement rendered in accordance with Section 12.11 of this Agreement. The principal amount of the Promissory Note shall be reduced by the amount of any disbursements to Buyer from the Escrow Account.

SECTION 11. NOTICES.

      All notices and other communications required to be given hereunder, or which may be given pursuant or relative to the provisions hereof, shall be in writing and shall be deemed to have been given (i) if delivered or sent by facsimile transmission, upon acknowledgment of receipt by the recipient, (ii) if sent by a nationally recognized overnight courier, properly addressed with postage prepaid, on the next business day (or Saturday or Sunday if sent for delivering on such days), (iii) or if sent by registered or certified mail, upon the earlier of the date on which receipt is acknowledged and the date which is three (3) days after deposit in United States post office facilities properly addressed with postage prepaid.

        If to Seller:                 Internet of Western North Carolina, Inc.
                                      2270 Hendersonville Road
                                      Arden, NC 28704
                                      Facsimile: (828) 687-7829
                                      Attention: Willard B. Fishburne, President and Chief Executive Officer

        With a copy to:               Long, Parker, Warren & Jones, P.A.
                                      14 South Pack Square
                                      Suite 600
                                      Asheville, NC 28801
                                      Attention: Kimberly A. Lyda
                                      Facsimile: (828) 253-1073

        If to Principal Shareholder:  Willard B. Fishburne


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

                                      27 Braddock Way
                                      Asheville, NC 28803

        With a copy to:               Long, Parker, Warren & Jones, P.A.
                                      14 South Pack Square
                                      Suite 600
                                      Asheville, NC 28801
                                      Attention: Kimberly A. Lyda
                                      Facsimile: (828) 253-1073

        If to Buyer:                  DURO Communications, Inc.
                                      1211 Semoran Blvd., Suite 217
                                      Casselberry, Florida  32707
                                      Attn.: Peter B. Hopper, President

        With a copy to:               Goodwin, Procter & Hoar LLP
                                      Exchange Place
                                      Boston, Massachusetts  02109
                                      Attn.: David F. Dietz, P.C.

SECTION 12. MISCELLANEOUS.

      12.1 Assignability; Binding Effect. This Agreement shall not be assignable by Buyer or Seller except with the written consent of the other, except that Buyer may assign its rights hereunder either (a) to any affiliate of Buyer or its owners, (b) as a result of any merger, reorganization or other consolidation, or (c) in connection with the granting of a security interest to its senior lender. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

      12.2 Headings. The subject headings used in this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

      12.3 Amendments; Waivers. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Buyer and Seller or, in the case of a waiver, the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

      12.4 Bulk Sales Law. Buyer hereby waives compliance by Seller of any applicable bulk sales law and Seller agrees, to make full and timely payment when due of all amounts owed by such Seller to its creditors. Seller agrees to indemnify and hold Buyer harmless from, and reimburse Buyer for, any loss, cost, expense, liability or damage (including reasonable counsel fees and disbursements and expenses) which Buyer may suffer or incur by virtue of the non-compliance by Seller with such laws.

      12.5 Entire Agreement. This Agreement, together with the schedules and exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements between them relating to the subject matter hereof.

      12.6 Severability. In the event that any provision or any portion of any provision of this Agreement shall be held to be void or unenforceable, then the remaining provisions of this Agreement (and the remaining portion of any provision held to be void or unenforceable in part only) shall continue in full force and effect.

      12.7 Governing Law. This Agreement and the transactions contemplated hereby shall be governed and construed by and enforced in accordance with the laws of the State of North Carolina, without regard to conflict of laws principles.

      12.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute the same instrument.

      12.9 Expenses. Each party shall pay its own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of its counsel and accountants for all activities of such counsel and accountants undertaken pursuant to this Agreement, whether or not the transactions contemplated hereby are consummated.

      12.10 Remedies. It is specifically understood and agreed that certain breaches of this Agreement will result in irreparable injury to the parties hereto, that the remedies available to the parties at law alone will be an inadequate remedy for such breach, and that, in addition to any other legal or equitable remedies which the parties may have, a party may enforce its rights by an action for specific performance and the parties expressly waive the defense that a remedy in damages will be adequate.

      12.11 Dispute Resolution.

            (a) Each of the parties to this Agreement hereby unconditionally and irrevocably submits to the jurisdiction of the United States District Court for the Western District of North Carolina, Charlotte Division. To the extent that jurisdiction is proper and allowed by the laws and rules governing such Court, the parties agree that the Charlotte Division of the United States District Court for the Western Division of North Carolina will be the sole and exclusive forum and venue for litigation and adjudication of any disputes among the parties to this Agreement. Otherwise, each of the parties to this Agreement hereby unconditionally and irrevocably submits to the jurisdiction of the Superior Court of Mecklenburg County, North Carolina for the purpose of enforcing the award or decision in any such proceeding.

            (b) To the extent that the laws or rules governing the above-named Courts allow waiver or consent regarding jurisdictional matters, each of the parties to this Agreement waives any claim that an action is not subject to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that any civil action is brought in an inconvenient forum, that the venue of any civil action is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such courts.

            (c) Each of the parties waives and agrees not seek review by any court of any other jurisdiction which may be called upon to grant an enforcement of the judgment of the above-named Courts. Each of the parties to this Agreement hereby consents to service of process by registered or certified mail at the address to which notices are to be given. Each of the parties hereto agrees that its submission to jurisdiction and its consent to service of process by mail is made for the express benefit of the other parties to this Agreement. Final judgment against any party hereto in any such action, suit, or proceeding may be enforced in any other jurisdiction by suit, action, or proceedings on the judgment, or in any other manner provided by or pursuant to the laws of such other jurisdiction; provided, however, that any party may at its option bring suit, or institute other judicial proceedings, in any state or federal court of the United States or of any country or place where the other parties or their assets, may be found.

      Notwithstanding the foregoing, the parties may enforce their rights under this Agreement in accordance with Section 12.10.

      12.12 Third Party Rights. This Agreement is for the benefit of the parties hereto and is not entered into for the benefit of, and shall not be construed to confer any benefit upon, any other party or entity.

      IN WITNESS WHEREOF, Seller, Principal Shareholder and Buyer have caused this Asset Purchase Agreement to be executed as of the date first above written.

                                    SELLER:

                                    INTERNET OF WESTERN NORTH CAROLINA


                                    By: /s/ Willard B. Fishburne
                                       -----------------------------------------
                                       Name:  Willard B. Fishburne
                                       Title: President, CEO


                                    PRINCIPAL SHAREHOLDER:


                                    /s/ Willard B. Fishburne
                                    -------------------------------------------
                                        Willard B. Fishburne

                                    BUYER:

                                    DURO COMMUNICATIONS, INC.


                                    By: /s/ Peter B. Hopper
                                       -----------------------------------------
                                       Peter B. Hopper, President

                         LIST OF EXHIBITS AND SCHEDULES

SCHEDULES

Exhibit A - Form of Escrow Agreement
Exhibit B - Form of Bill of Sale
Exhibit C - Form of Assignment and Assumption Agreement
Exhibit D - Form of Assignment of Patents and Trademarks
Exhibit E - Form of Assignment of Internet Domain Name
Exhibit F - Form of Non-competition Agreement
Exhibit G - Form of Opinion of Seller's Counsel
Exhibit H - Form of Employment Agreement

Schedule 1.1(a)  Equipment
Schedule 1.1(b)  Contracts
Schedule 1.1(c)  Intellectual Property
Schedule 1.1(d)  Licenses and Authorizations
Schedule 1.1(e)  Accounts Receivable
Schedule 1.2(a)  Excluded Assets
Schedule 1.2(b)  Excluded Accounts Receivable
Schedule 1.2(c)  Excluded Insurance Contracts
Schedule 1.2(d)  Excluded Tax Items
Schedule 1.3(a)  Notes Payable for Professional Services Rendered
Schedule 1.3(b)  Excluded Liabilities
Schedule 1.5     Payoff Letters
Schedule 1.6(c)  Estimated Adjustment Statement
Schedule 1.7     Allocation of Purchase Price
Schedule 2.1     Subsidiaries
Schedule 2.4     Taxes
Schedule 2.6     Insurance
Schedule 2.9     Pending or Threatened Litigation
Schedule 2.10    Employees; Labor Matters
Schedule 2.11    Financial Statements
Schedule 2.14    Approvals; Consents
Schedule 2.16(a) Subscribers
Schedule 2.16(b) Complimentary Accounts
Schedule 2.16(c) Disconnection Policy
Schedule 2.17    Brokers
Schedule 2.19    Banking Relations
Schedule 2.20    Intellectual Property
Schedule 2.22    Transactions with Interested Persons
Schedule 2.23    Employee Benefit Programs
Schedule 2.24    Environmental Matters


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

Schedule 4.9     Use of Trade Names
Schedule 6.17    Accounts Payable Amounts



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